                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               The St. Joe Company
                               -------------------
                                (Name of Issuer)

                           Common Stock, No par value
                           --------------------------
                         (Title of Class of Securities)

                                    790148100
                                    ---------
                                 (CUSIP Number)

                               Winfred L. Thornton
                       Alfred I. duPont Testamentary Trust
                            4600 Touchton Road, East
                             Building 200, Suite 500
                             Jacksonville, FL 32246
                                     (904) 232-4148
                             ----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 2002
                                  ------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [_].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         -----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Alfred I. duPont Testamentary Trust

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only
         ------------

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         ---------------------------------------------------------------------
         2(d)or 2(e)
         ------------

6)       Citizenship or Place of Organization
         ------------------------------------

         Florida

         Number of           7) Sole Voting Power                 44,592,192
         Shares Bene-           -----------------
         ficially
         Owned by            8) Shared Voting Power               44,592,192
         Each                   -------------------
         Reporting
         Person With         9) Sole Dispositive Power            44,592,192
                                ----------------------

                            10) Shared Dispositive Power          44,592,192
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         44,592,192

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         55.4%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         OO

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         -----------------------------------------------------------------------
         (Entities Only)
         ---------------

         The Nemours Foundation

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only
         ------------

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         ---------------------------------------------------------------------
         2(d)or 2(e)
         ------------

6)       Citizenship or Place of Organization
         ------------------------------------
         Florida

         Number of           7) Sole Voting Power                 2,082,108
         Shares Bene-           -----------------
         ficially
         Owned by            8) Shared Voting Power               2,082,108
         Each                   -------------------
         Reporting
         Person With         9) Sole Dispositive Power            2,082,108
                                ----------------------

                            10) Shared Dispositive Power          2,082,108
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         2,082,108

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         2.6%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         OO

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         -----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Winfred L. Thornton

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only
         ------------

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         ----------------------------------------------------------------------
         2(d)or 2(e)
         -----------

6)       Citizenship or Place of Organization
         ------------------------------------
         United States of America

         Number of           7) Sole Voting Power                     14,523
         Shares Bene-           -----------------
         ficially
         Owned by            8) Shared Voting Power               46,674,300
         Each                   -------------------
         Reporting
         Person With         9) Sole Dispositive Power                14,523
                                ----------------------

                            10) Shared Dispositive Power          46,674,300
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         46,688,823

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         58.0%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         -----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Hugh M. Durden

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only
         ------------

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         ----------------------------------------------------------------------
         2(d)or 2(e)
         -----------

6)       Citizenship or Place of Organization
         ------------------------------------
         United States of America

         Number of           7) Sole Voting Power                      1,334
         Shares Bene-           -----------------
         ficially
         Owned by            8) Shared Voting Power               46,674,300
         Each                   -------------------
         Reporting
         Person With         9) Sole Dispositive Power                 1,334
                                ----------------------

                            10) Shared Dispositive Power          46,674,300
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         46,675,634

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         58.0%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         John S. Lord

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only
         ------------

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         ---------------------------------------------------------------------
         2(d)or 2(e)
         -----------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                      5,233
         Shares Bene-           -----------------
         ficially
         Owned by            8) Shared Voting Power               46,674,300
         Each                   -------------------
         Reporting
         Person With         9) Sole Dispositive Power                 5,233
                                ----------------------

                            10) Shared Dispositive Power          46,674,300
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         46,679,533

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         58.0%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of
     --------------------------------------------------------
     Above Persons (Entities Only)
     -----------------------------

     Herbert H. Peyton

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required
     ----------------------------------------------------
     Pursuant to Item 2(d)or 2(e)
     ----------------------------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of        7)  Sole Voting Power                 5,233
     Shares Bene-         -----------------
     ficially
     Owned by         8)  Shared Voting Power          46,674,300
     Each                 -------------------
     Reporting
     Person With      9)  Sole Dispositive Power            5,233
                          ----------------------

                     10)  Shared Dispositive Power     46,674,300
                          ------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,679,533

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     ----------------------------------------------------------
     Shares (See Instructions)
     ------

13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.0%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of
     --------------------------------------------------------
     Above Persons (Entities Only)
     -----------------------------

     John F. Porter, III


2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     ----------------------------------------------------------------
     Item 2(d)or 2(e)
     ----------------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of        7) Sole Voting Power                        0
     Shares Bene-        -----------------
     ficially
     Owned by         8) Shared Voting Power             46,674,300
     Each                -------------------
     Reporting
     Person With      9) Sole Dispositive Power                   0
                         ----------------------

                     10) Shared Dispositive Power        46,674,300
                         ------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,674,300

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     ----------------------------------------------------------
     Shares (See Instructions)
     ------

13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.0%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of
     --------------------------------------------------------
     Above Persons (Entities Only)
     -----------------------------

     W. T. Thompson, III

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     ----------------------------------------------------------------
     Item 2(d)or 2(e)
     ----------------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of         7)  Sole Voting Power                1,500
     Shares Bene-          -----------------
     ficially
     Owned by          8)  Shared Voting Power         46,809,300
     Each                  -------------------
     Reporting
     Person With       9)  Sole Dispositive Power           1,500
                           ----------------------

                      10)  Shared Dispositive Power    46,809,300
                           ------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,810,800

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     ----------------------------------------------------------
     Shares (See Instructions)
     ------

13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.2%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

Items 4, 5, 6 and 7 are amended as set forth below.

Item 4.  Purpose of Transaction
         ----------------------

     The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as majority stockholder, neither the Trust, the Trustees nor the Foundation currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, four of the Trustees are directors on the Issuer's Board of Directors which has nine members and the Reporting Persons do not have any plans or proposals to change the number or term of directors, other than to fill any future vacancies on the Board.

     On May 24, 2002, the Issuer filed a registration statement with respect to 8,050,000 shares of Common Stock in connection with a secondary offering (the "Secondary Offering") of 7,000,000 shares of Common Stock by the Trust and an over-allotment option to be granted to the underwriters with respect to 1,050,000 shares of Common Stock. In addition, the Trust and the Issuer have entered into an agreement dated May 24, 2002 under which the Issuer has agreed to purchase, concurrently with the consummation of the Secondary Offering, $75.0 million of Common Stock from the Trust at a price per share equal to the public offering price in the Secondary Offering. The closing of this Common Stock repurchase is conditioned upon, and will take place concurrently with, the closing of the Secondary Offering.

     The Trust is selling shares of the Common Stock in the Secondary Offering in order to diversify the Trust's assets. In the future, the Trust may sell additional shares of Common Stock, but will agree with the underwriters that it will not, subject to customary exceptions, effect any sales of Common Stock for a period of 180 days from the date of the prospectus relating to the Secondary Offering without the consent of Morgan Stanley & Co. Incorporated. The Trust anticipates that it will continue to reduce its ownership of Common Stock over the next several years through open market sales, private sales, participation in the Issuer's stock repurchase program or otherwise. The timing and amount of sales by the Trust is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer's prospects and general economic conditions.

     As stated in Item 2, Messrs. Durden, Lord, Peyton and Thornton are all directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden, Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) As of the close of business on the date hereof, the Trust beneficially owned 44,592,192 shares of the Common Stock, which represented 55.4% of the issued and outstanding shares of Common Stock of the Issuer. As of such date, the Foundation beneficially owned 2,082,108 shares of Common Stock of the Issuer, which represented 2.6% of the outstanding Common Stock of the Issuer. The Trustees, by virtue of their status as Trustees of the Trust and their status as the directors of the Foundation, may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by the Trust and the Foundation. In addition, as of such date, Winfred L. Thornton, a Trustee, has beneficially ownership over 3,471 shares of Common Stock of the Issuer, and William T. Thompson, a Trustee, has beneficial ownership over 136,500 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord, a Trustee, has the right to acquire, 5,233 shares of the Common Stock of the Issuer, Herbert H. Peyton, a Trustee, has the right to acquire 5,233 shares of the Common Stock of the Issuer, Hugh M. Durden, a Trustee, has the right to acquire 1,334 shares of the Common Stock of the Issuer and Winfred L. Thornton, a Trustee, has the right to acquire 11,052 shares of the Common Stock of the Issuer. The number of shares owned by each of the foregoing Trustees individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

(b) The Trustees, by virtue of their status as Trustees of the Trust and their status as directors of the Foundation, have the power to vote or direct the vote and the power to dispose or direct the disposition of the 44,592,192 shares of Common Stock of the Issuer owned by the Trust and the 2,082,108 shares of Common Stock of the Issuer owned by the Foundation. Mr. Thornton has the sole power to vote and dispose of the 3,471 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 1,500 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 135,000 shares of Common Stock of the Issuer he beneficially owns.

Item 6.  Contracts, Arrangement, Understandings or Relationships
         -------------------------------------------------------
         with respect to Securities of the Issuer
         ----------------------------------------

     Pursuant to a registration rights agreement between the Trust and the Issuer, entered into in December 1997, as amended, the Trust may require the Issuer to file a registration statement for the sale of shares of Common Stock beneficially owned by the Trust, subject to specified limitations (including a minimum offering size of 7.5% of outstanding shares of Common Stock for all except the last demand). Upon the consummation of the Secondary Offering, the Trust will have three additional opportunities to effect such demand registrations. However, the Trust may not require the Issuer to effect a demand registration within six months after the effectiveness of a registration statement pursuant to an earlier demand. In addition, the Trust has unlimited "piggy-back" registration rights under the registration rights agreement, which means the Trust may require the Issuer to register its shares of Common Stock when the Issuer files a registration statement to cover the sale of common stock by the Issuer or some other shareholders.

     Under the terms of the registration rights agreement, the Trust's right to director representation will depend on its beneficial ownership of Common Stock:

     . if the Trust beneficially owns at least 20% of the outstanding shares of Common Stock, the Trust will be entitled to nominate two members of the board of directors, and the Issuer and its board of directors will support the election of these Trust-nominated directors

     . if the Trust beneficially owns less than 20% but at least 5% of the outstanding shares of Common Stock, the Trust will be entitled to nominate one member of the board, and the Issuer and its board of directors will support the election of this Trust-nominated director

     If the size of the board of directors is increased, the number of directors that the Trust will be entitled to nominate will be appropriately and proportionately increased.

     These corporate governance arrangements do not limit the ability of the Trust to vote its shares of Common Stock in any manner it sees fit in connection with the election of directors or otherwise.

     Under the registration rights agreement, the Issuer will bear all of the expenses of demand registrations after the Secondary Offering, except the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust's legal counsel and financial advisors, and some other expenses. In the event that a demand registration, after the Secondary Offering, covers less than 10% of outstanding shares of Common Stock, the Trust will also pay the SEC and NASD filing fees relating to the registration. In connection with the Secondary Offering, the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust's legal counsel and some other incidental expenses. In addition, the Trust will pay the Issuer $700,000 in reimbursement of expenses relating to the registration statement and related matters in connection with the Secondary Offering.

     Under the registration rights agreement, the Issuer and the Trust have agreed to indemnify each other against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Trust and the Issuer have entered into an agreement dated May 24, 2002 under which the Issuer has agreed to purchase, concurrently with the consummation of the Secondary Offering, $75.0 million of Common Stock from the Trust at a price per share equal to the public offering price in the Secondary Offering.

Item 7.  Material To Be Filed As Exhibits
         --------------------------------

     Letter agreement, dated May 24, 2002, between the Issuer and the Trust relating to sales of the Common Stock by the Trust to the Issuer (incorporated by reference to Exhibit 10.28 to the Issuer's registration statement on Form S-1 (File No. 333-89146)).

     Registration Rights Agreement between the Issuer and the Alfred I. duPont Testamentary Trust, dated December 16, 1997 (incorporated by reference to
Exhibit 4.01 to the Issuer's Amendment No. 1 to the registration statement on Form S-3 (File No. 333-42397)).

     Amendment No. 1 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer, dated January 26, 1998 (incorporated by reference to Exhibit 4.2 to the Issuer's registration statement on Form S-1 (File No. 333-89146)).

     Amendment No. 2 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer, dated May 24, 2002 (incorporated by reference to Exhibit 4.3 to the Issuer's registration statement on Form S-1 (File No. 333-89146)).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Alfred I. duPont Testamentary Trust


May 31, 2002                               /s/ Winfred L. Thornton
                                           -----------------------
                                           Winfred L. Thornton
                                           Chairman

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        The Nemours Foundation


May 31, 2002                            /s/ William T. Thompson, III
                                        ----------------------------
                                        William T. Thompson, III
                                        Chairman

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2002                           /s/ Hugh M. Durden
                                       ------------------
                                       Hugh M. Durden

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 2002                             /s/ John S. Lord
                                         ----------------
                                         John S. Lord

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 2002                                /s/ Herbert H. Peyton
                                            ---------------------
                                            Herbert H. Peyton

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 2002                                /s/ John F. Porter, III
                                            -----------------------
                                            John F. Porter, III

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 2002                                /s/ William T. Thompson, III
                                            ----------------------------
                                            William T. Thompson, III

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 2002                                /s/ Winfred L. Thornton
                                            -----------------------
                                            Winfred L. Thornton